Exhibit 4.10
SIXTH AMENDMENT

TO

THE SCOTTS COMPANY LLC

EXECUTIVE RETIREMENT PLAN
     WHEREAS, The Scotts Company LLC (the “Company”) sponsors the Scotts Company LLC Executive Retirement Plan (the “Plan”); and
     WHEREAS, the Company desires to amend the Plan to create a retention award account pursuant to which the Company can grant retention awards to Plan participants; and
     WHEREAS, this Committee has been authorized to administer the Plan and to amend, modify or terminate the Plan.
     NOW THEREFORE, effective as of October 8, 2008, the Plan is amended as follows:
FIRST: The second sentence of the definition of the term “Account” contained in Section II of the Plan is amended to read as follows:
A Participant’s Account shall consist, as applicable, of a Deferred Executive Incentive Pay Account, a Deferred Compensation Account, a Matching Account, a Retirement Account, a Transitional Contributions Account and a Retention Award Account.
SECOND: Section II of the Plan is amended by adding the following definition in its appropriate alphabetical location:
“Retention Award” means an award allocable to a Participant’s Retention Award Account in accordance with Section IV.D.(6). The designation of the Participants who receive a Retention Award and the amount of each Retention Award shall be determined by the Employer in its sole discretion. Each Retention Award shall be evidenced by a written agreement between the Employer and the Participant. The written agreement shall set forth the terms and conditions governing the Retention Award and shall be consistent with the applicable terms of the Plan.
THIRD: The second sentence of Section IV.A. of the Plan is amended to read as follows:
A Participant’s Account shall consist of a Deferred Executive Incentive Pay Account, a Deferred Compensation Account, a Matching Account, a Retirement Account, a Transitional Contributions Account and a Retention Award Account.
FOURTH: The following new paragraph (6) is added at the end of Section IV.D. of the Plan:
(6) Retention Awards. The Employer shall allocate an amount equal to the Participant’s Retention Award, if any, to the Participant’s Retention Award Account.
FIFTH: The first and second sentences of Section V.A. of the Plan are amended to read as follows:

Amounts credited to a Participant’s Account (other than the Retention Award Account) shall be distributed to the Participant when administratively practicable after termination of employment or a date specified by the Participant. The time of distribution (except with respect to the Retention Award Account) shall be elected by the Participant in the Executive Incentive Pay Deferral Election and Compensation Deferral Election delivered to the Administrative Committee at the time the applicable deferral election is made.
SIXTH: Section V.A. of the Plan is further amended by adding the following provision as the second paragraph thereof:
Amounts credited to a Participant’s Retention Award Account shall be distributed to the Participant in accordance with the written agreement evidencing the Participant’s Retention Award.
SEVENTH: Section V.B. of the Plan is amended to read as follows:
Method of Distribution. Amounts credited to a Participant’s Account (other than the Retention Award Account) shall be distributed to the Participant either in a single lump sum payment or in substantially equal annual installments over a period less than ten (10) years. Amounts credited to a Participant’s Retention Award Account shall be distributed to the Participant in accordance with the written agreement between the Employer and the Participant evidencing the Participant’s Retention Award. To the extent that an Account is distributed in installment payments, the undisbursed portions of such Account shall continue to be credited with Additions in accordance with the applicable provisions of Section IV.H. In addition, if, as of any business day after the date described in Section V.A., the amount allocated to a Participant’s Account (other than the Retention Award Account) is less than $5,000, the Administrative Committee shall pay such amount to the Participant and reduce the balance of his Account (other than the Retention Award Account) to zero. The method of distribution shall be elected by the Participant in the Executive Incentive Pay Deferral Election or Compensation Deferral Election delivered to the Administrative Committee at the time the applicable deferral election is made or, in the case of distributions from the Retention Award Account, in accordance with the written agreement evidencing the Participant’s Retention Award. Distributions of amounts credited to Investment Funds other than the Company Stock Fund shall be made in cash. Distributions of amounts credited to the Company Stock Fund shall be distributed in the greatest whole number of common shares of The Scotts Miracle-Gro Company which can be distributed based on the amount credited to the Company Stock Fund (after any applicable withholding), plus cash for any fractional share.
EIGHTH: Section V.E. of the Plan is amended by adding the following sentence at the end thereof:
This Section V.E. shall not apply to the Participant’s Retention Award Account.

     IN WITNESS WHEREOF, the Administrative Committee, acting on behalf of the Company, has caused this Sixth Amendment to be executed on this 8th day of October, 2008, to be effective as of that same date.

THE SCOTTS COMPANY LLC

By:	/s/ Arnold W. Donald

Print Name: Arnold W. Donald

Title: Member of the Administrative Committee